EXHIBIT 99.1

NEW FSV

INTERIM CARVE-OUT COMBINED FINANCIAL STATEMENTS

First Quarter

March 31, 2015

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars)

	Three months
	ended March 31
	2015	2014

Revenues	$272,189	$245,594

Cost of revenues	197,307	178,690
Selling, general and administrative expenses	66,230	59,343
Depreciation	4,448	3,858
Amortization of intangible assets	2,550	2,093
Acquisition-related items	247	(17)
Operating earnings	1,407	1,627

Interest expense	1,868	1,733
Other expense (income), net	202	(63)
Loss before income tax	(663)	(43)
Income tax recovery(note 5)	(229)	(1,010)
Net earnings (loss)	(434)	967

Non-controlling interest share of earnings (note 8)	1,119	872
Non-controlling interest redemption increment (note 8)	1,758	1,289
Net loss attributable to New FSV	$(3,311)	$(1,194)

The accompanying notes are an integral part of these financial statements.

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars)

	Three months
	ended March 31
	2015	2014

Net earnings (loss)	$(434)	$967

Foreign currency translation gain (loss)	3,129	(1,516)
Comprehensive earnings (loss)	2,695	(549)

Less: Comprehensive earnings attributable to non-controlling interests	2,877	2,161

Comprehensive loss attributable to New FSV	$(182)	$(2,710)

The accompanying notes are an integral part of these financial statements.

NEW FSV
CARVE-OUT COMBINED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars)

	March 31, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$45,142	$66,790
Restricted cash	2,762	3,657
Accounts receivable, net of allowance of $9,236 (December 31, 2014 - $9,581)
	106,315	115,143
Income tax recoverable	12,704	16,262
Inventories	11,128	9,489
Prepaid expenses and other current assets	19,086	20,715
Deferred income tax	18,644	18,667
	215,781	250,723

Other receivables	3,757	4,581
Other assets	154	155
Fixed assets	54,627	55,203
Deferred income tax	3,621	4,572
Intangible assets	85,493	82,877
Goodwill	214,902	217,433
	362,554	364,821
	$578,335	$615,544

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$14,660	$24,687
Accrued liabilities	58,329	55,563
Income tax payable	4,988	5,650
Unearned revenues	19,475	16,079
Long-term debt - current (note 6)	16,965	17,725
Contingent acquisition consideration - current (note 7)	5,037	4,586
Deferred income tax	1,803	1,804
	121,257	126,094

Long-term debt - non-current (note 6)	230,009	221,632
Contingent acquisition consideration (note 7)	2,053	1,509
Other liabilities	13,037	12,398
Deferred income tax	14,143	14,236
	259,242	249,775
Redeemable non-controlling interests (note 8)	75,071	80,926

Net investment
FirstService's net investment	118,385	157,498
Accumulated other comprehensive earnings	4,380	1,251
Total net investment	122,765	158,749
	$578,335	$615,544

The accompanying notes are an integral part of these financial statements.

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF NET INVESTMENT
(in thousands of US dollars)

		Accumulated other
	FirstService's net	comprehensive	Total net
	invesment	earnings	investment

Balance, December 31, 2014	$157,498	$1,251	$158,749

Net distributions to FirstService	(36,471)	-	(36,471)
Stock option expense	669		669
Net loss attributable to New FSV	(3,311)		(3,311)
Other comprehensive earnings		3,129	3,129
Balance, March 31, 2015	$118,385	$4,380	$122,765

The accompanying notes are an integral part of these financial statements.

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars)

	Three months ended
	March 31
	2015	2014
Cash provided by (used in)

Operating activities
Net earnings (loss)	$(434)	$967

Items not affecting cash:
Depreciation and amortization	6,998	5,951
Deferred income tax	880	6,133
Other	666	363

Changes in non-cash working capital:
Accounts receivable	9,695	3,254
Inventories	(1,638)	273
Prepaid expenses and other current assets	1,629	(504)
Payables and accruals	(3,162)	(30,939)
Unearned revenues	3,396	2,844
Other liabilities	640	(1,421)
Net cash provided by (used in) operating activities	18,670	(13,079)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(4,202)	(376)
Purchases of fixed assets	(3,586)	(4,321)
Other investing activities	941	429
Net cash used in investing activities	(6,847)	(4,268)
Financing activities
Increase in long-term debt, net	7,617	16,427
Net distributions to FirstService	(29,911)	(13,694)
Distributions to redeemable non-controlling interests	(1,550)	(1,617)
Purchases of redeemable non-controlling interests	(7,636)	(8,484)
Contingent acquisition consideration paid	(1,618)	(1,774)
Net cash used in financing activities	(33,098)	(9,142)
Effect of exchange rate changes on cash	(373)	14
Decrease in cash and cash equivalents	(21,648)	(26,475)
Cash and cash equivalents, beginning of period	66,790	86,366
Cash and cash equivalents, end of period	$45,142	$59,891

The accompanying notes are an integral part of these financial statements.

NEW FSV
NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)
(in thousands of US dollars)

1.           BACKGROUND AND BASIS OF PRESENTATION – On March 11, 2015, the Board of Directors of FirstService Corporation (“FirstService”) unanimously approved a proposal to split FirstService into two independent companies, being: (i) a Commercial Real Estate Services company operating principally as Colliers International; and (ii) a Residential Real Estate Services and Property Services company operating principally as FirstService Residential and several franchising companies operating under brands including California Closets, Paul Davis Restoration and CertaPro Painters.

The proposed corporate reorganization (the “Arrangement”) would be implemented through a court approved plan of arrangement and remains subject to certain conditions. The Arrangement received shareholder approval at an annual and special meeting of shareholders of FirstService held on April 21, 2015.  The reorganization would result in two publicly traded entities with the Residential Real Estate Services and Property Services company to be named FirstService Corporation, and FirstService renamed as Colliers International Group Inc. FirstService’s shareholders would receive one New FSV Multiple Voting Share or Subordinate Voting Share for each FirstService Multiple Voting Share or Subordinate Voting Share held, respectively.

The carve-out business is comprised of the legal entities within the Residential Real Estate Services and Property Services operations (“New FSV”). The New FSV Carve-out Combined Financial Statements, prepared in connection with the Arrangement, present the historical carve-out combined financial position, results of operations, changes in net investment and cash flows of New FSV. The New FSV Carve-out Combined Financial Statements have been derived from the accounting records of FirstService on a carve-out basis and should be read in conjunction with FirstService’s unaudited interim consolidated financial statements and the notes thereto for the three months ended March 31, 2015. The New FSV Interim Carve-out Combined Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect the results of operations, financial position, or cash flows of New FSV as a separate entity or future results in respect of FirstService Corporation as it is expected to exist on completion of the Arrangement.

FirstService’s investment in New FSV, presented as Total Net Investment in the New FSV Interim Carve-out Combined Financial Statements, includes the accumulated net earnings, accumulated other comprehensive earnings, and accumulated net contributions or distributions to FirstService. New FSV’s results are comprised of the historical operations, assets, liabilities and cash flows of the Residential Real Estate Services and Property Services operations, which include a portion of the corporate function of FirstService.  Assets and liabilities are reflected at FirstService’s historical carrying amounts.

The operating results of New FSV have been specifically identified based on FirstService’s existing operating segments. Certain other expenses presented in the Carve-out Combined Statements of Earnings represent allocations and estimates of the cost of services historically performed by FirstService. These allocations and estimates were based on methodologies that Management believes to be reasonable and include administrative costs, net interest, foreign exchange gains and losses and income tax expense. The majority of the assets and liabilities of New FSV have been identified based on the historical divisional structure, with the most significant exceptions being income taxes and long-term debt (see note 6).

Salaries, benefits and incentive compensation have been reflected in these carve-out combined financial statements based on employee services that are specifically identifiable with New FSV, as well as Management’s best estimate to allocate shared employee costs.  These costs are reflected in the Corporate segment (see note 11).  Net interest expense has been allocated using the long-term debt balance allocated to New FSV.

Income taxes have been recorded as if New FSV and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in its local jurisdiction, consistent with the carve-out allocations described above.

Goodwill has been allocated to New FSV based on FirstService’s historical goodwill allocation by operating segment.

A discontinued operation, the REO Rental operation (sold April 18, 2014), was previously reported in FirstService’s Consolidated Financial Statements in the Residential Real Estate Services segment. This operation has not been included in the New FSV Interim Carve-out Combined Financial Statements, as FirstService will retain obligations for indemnification liabilities.

Management believes the assumptions underlying the New FSV Interim Carve-out Combined Financial Statements are reasonable. However, the New FSV Carve-out Combined Financial Statements may not reflect New FSV’s results of operations, financial position, and cash flows in the future or what New FSV’s operations, financial position and cash flows would have been if New FSV had been operating as a stand-alone company. FirstService’s direct investment in New FSV is shown as Net Investment in place of Shareholders’ Equity because a direct ownership by shareholders in New FSV does not exist at March 31, 2015 or December 31, 2014.

2.           SUMMARY OF PRESENTATION – The carve-out combined financial statements have been prepared in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although New FSV believes that the disclosures are adequate to make the information not misleading.  These interim carve-out combined financial statements should be read in conjunction with the audited carve-out combined financial statements for the year ended December 31, 2014.

These interim carve-out combined financial statements follow the same accounting policies as the most recent audited carve-out combined consolidated financial statements, except as noted below.  In the opinion of management, the interim carve-out combined consolidated financial statements contain all adjustments necessary to present fairly the financial position of New FSV as at March 31, 2015 and the results of operations and its cash flows for the three month periods ended March 31, 2015 and 2014.  All such adjustments are of a normal recurring nature.  The results of operations for the three month period ended March 31, 2015 are not necessarily indicative of the results to be expected for the year ending December 31, 2015.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for New FSV on January 1, 2017. New FSV is currently assessing the impact of this ASU on its financial position and results of operations.

In April 2015, FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. This ASU is effective for New FSV on January 1, 2016, at which time the guidance will be applied retrospectively.

4.           ACQUISITIONS – During the three months quarter ended March 31, 2015, New FSV completed three acquisitions, all in the RRE segment. In the RRE segment, the Company acquired controlling interests in regional firms operating in Texas and New York. The acquisition date fair value of consideration transferred was as follows: cash of $4,202 (net of cash acquired of $56), and contingent consideration of $2,608 (2014 - cash of $376).

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at March 31, 2015 was $7,090 (see note 10).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $6,389 to a maximum of $7,517. The contingencies will expire during the period extending to January 2017. During the three months ended March 31, 2015, $1,618 was paid with reference to such contingent consideration (2014 - $1,774).

5.           INCOME TAX – The provision for income tax for the three months ended March 31, 2015 reflected a tax recovery of 35% (2014 - recovery of 2349%) relative to the combined statutory rate of approximately 28% (2014 - 28%). The difference between the effective rate and the statutory rate is related to the geographic mix of taxable earnings and losses in each period, the impact of discrete items, and the impact of non-controlling interests.

6.           LONG-TERM DEBT – As of March 31, 2015, FirstService had an amended and restated credit agreement with a syndicate of banks to provide a $500,000 committed senior revolving credit facility.  On April 2, 2015, the borrowing capacity of the revolving credit facility was increased by $75,000 to $575,000 under the same terms.  The revolving credit facility has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and FirstService’s three outstanding issues of Senior Notes rank equally in terms of seniority.  FirstService has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company.  The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

Allocation of debt to carve-out

FirstService monitors its capital structure and short-term financing requirements using non-GAAP financial metrics including net debt to adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), pro forma for earnings of recent acquisitions. This metric is used to monitor FirstService’s overall debt position and to measure its financial strength. Net debt is defined as the current and non-current portions of long-term debt less cash and cash equivalents.

For the purpose of preparing the New FSV Carve-out Combined Financial Statements, it was determined that New FSV should maintain a net debt to adjusted EBITDA (pro forma for earnings of recent acquisitions) leverage ratio of 2.0 to 2.5, which is higher than the ratio targeted by FirstService of 1.5 to 2.5.  New FSV has a more stable revenue base and lower seasonality than FirstService, which allows for slightly greater leverage. As at December 31, 2014, New FSV has been allocated current and long-term debt of $246,974 (2014 - $239,357) representing approximately 44.4% (2014 - 48.7%) of FirstService’s consolidated long-term debt.

Net interest expense has been calculated primarily using the debt balance allocated to New FSV. The weighted average interest rate was based on historical rates on the allocated debt and was 3.2% (2014 - 3.1%).

If the Arrangement is approved, the allocated debt will be replaced with inter-company debt payable to FirstService. New FSV’s long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve New FSV’s new capital structure post-split.

7.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2015:

		Fair value measurements at March 31, 2015
	Carrying value at March 31, 2015	Level 1	Level 2	Level 3

Contingent consideration liability	$7,090	$-	$-	$7,090

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs.  The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8.0% to 10.0%).  Changes in the fair value of the contingent consideration liability are comprised of the following:

2015

Balance, January 1	$6,095
Amounts recognized on acquisitions	2,608
Fair value adjustments	78
Resolved and settled in cash	(1,618)
Other	(73)
Balance, March 31	$7,090

Less: Current portion	5,037
Non-current portion	$2,053

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long term debt are Level 3 inputs.  The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 0.1% to 1.9%).  The following are estimates of the fair values for other financial instruments:

	March 31, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$3,757	$3,757	$4,581	$4,581

8.           REDEEMABLE NON-CONTROLLING INTERESTS – The minority equity positions in New FSV’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”).  The RNCI are considered to be redeemable securities.  Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of FirstService’s Net investment.  Changes in the RNCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending RNCI amounts:

2015

Balance, January 1	$80,926
RNCI share of earnings	1,119
RNCI redemption increment	1,758
Distributions paid to RNCI	(1,550)
Purchase of interests from RNCI, net	(7,636)
RNCI recognized on business acquisitions	746
Other	(292)
Balance, March 31	$75,071

New FSV has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow New FSV to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to New FSV at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of March 31, 2015 was $74,402.  The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position.

9.           STOCK-BASED COMPENSATION

Company stock option plan
FirstService has a stock-based compensation plan for certain directors, officers and key full-time employees.  For the purposes of preparing these care-out combined financial statements, New FSV has been allocated a proportionate share of the stock-based compensation based on the revenue of New FSV relative to FirstService, which was determined to approximate the proportionate service of the employees.

FirstService options are granted at the market price for the underlying shares on the date of grant.  Each FirstService option vests over a four-year term, expires five years from the date granted and allows for the purchase of one FirstService Subordinate Voting Share.  All FirstService Subordinate Voting Shares issued are new shares.  Grants under FirstService’s stock option plan are equity-classified awards.

New FSV incurred stock-based compensation expense related to these awards of $669 during the quarter ended March 31, 2015 (2014 - $372).

10.           CONTINGENCIES – In the normal course of operations, FirstService is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened includes disputes with former employees and commercial liability claims related to services provided.  New FSV believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on its financial condition or the results of operations.

11.           SEGMENTED INFORMATION – NEW FSV has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  Each segment’s performance is assessed based on operating earnings or operating earnings before depreciation and amortization.  RRE provides property management and related property services to residential communities in North America.  Property Services provides Company-owned and franchised property services to customers in North America. Corporate includes the costs of operating the corporate head office which are not allocated to New FSV’s reportable segments.

OPERATING SEGMENTS
	Residential
	Real Estate	Property
	Services	Services	Corporate	Consolidated

Three months ended March 31

2015
Revenues	$225,802	$46,387	$-	$272,189
Operating earnings (loss)	3,977	(471)	(2,099)	1,407

2014
Revenues	$204,797	$40,797	$-	$245,594
Operating earnings (loss)	3,177	(7)	(1,543)	1,627

GEOGRAPHIC INFORMATION

	United States	Canada	Consolidated

Three months ended March 31

2015
Revenues	$253,954	$18,235	$272,189
Total long-lived assets	314,605	40,417	355,022

2014
Revenues	$227,809	$17,785	$245,594
Total long-lived assets	293,089	42,955	336,044